                                                             EXHIBIT (a)(1)(vii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Company Common Stock (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated March 5, 2007, and the related Letter of Transmittal and any amendments or supplements thereto and, other than as described in the following sentence, is being made to all holders of shares of Company Common Stock. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Company Common Stock in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                              TB WOOD'S CORPORATION
                                       AT
                              $24.80 NET PER SHARE
                                       BY
                         FOREST ACQUISITION CORPORATION,
                            A WHOLLY OWNED SUBSIDIARY
                                       OF
                              ALTRA HOLDINGS, INC.

      Forest Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Altra Holdings, Inc. ("Parent"), a Delaware corporation, is offering to purchase all outstanding shares of common stock, $0.01 par value per share ("Company Common Stock") of TB Wood's Corporation (the "Company"), a Delaware corporation, at $24.80 per share of Company Common Stock, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2007 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 2, 2007, UNLESS THE OFFER IS EXTENDED (AS EXTENDED, THE "OFFER EXPIRATION DATE").

      The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated February 17, 2007, by and among the Company, Parent and Purchaser (the "Merger Agreement"). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser, and further provides that, following the purchase of shares of Company Common Stock pursuant to the Offer and promptly after the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"). Shares outstanding at the time of the Merger will be converted into the right to receive $24.80. After the Merger, the Company will continue as the surviving corporation and will be a Wholly owned subsidiary of Parent.

      The board of directors of the Company has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company's stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, and (iii) resolved to recommend that the Company's stockholders accept the Offer, tender their Company Common Stock pursuant to the Offer and, if required under Delaware law, approve the Merger Agreement in accordance with the applicable provisions of Delaware law.

      The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn before the Offer Expiration Date a number of shares of Company Common Stock which, together with the shares of Company Common Stock then owned by Parent and Purchaser, represents at least sixty-six and two-thirds percent (66 2/3%) of the shares of Company Common Stock then outstanding determined on a diluted basis (including all shares of Company Common Stock which the Company may be required to issue within sixty (60) days following the Offer Expiration Date pursuant to Company stock options or warrants then outstanding that are vested or exercisable or that may become vested or exercisable as a result of the Offer), (b) the expiration or termination of certain governmental and regulatory waiting periods and (c) compliance by the Company with certain financial and business criteria. Please see the Offer to Purchase for more detailed information regarding the conditions to the obligations of Purchaser and the Company to consummate the Offer. If any such condition is not satisfied, Purchaser may, subject to the terms of the Merger Agreement and applicable law, (a) terminate the Offer and return all tendered shares of Company Common Stock to tendering stockholders, (b) extend the Offer and, subject to withdrawal rights as set forth below, retain all such shares of Company Common Stock until the Offer Expiration Date, (c) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all shares of Company Common Stock validly tendered prior to the expiration of the Offer and not withdrawn or (d) amend or make modifications to the Offer to the extent permitted by the Merger Agreement. The Offer is not conditioned upon Parent or Purchaser obtaining financing.

      After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived, but one hundred percent (100%) of the shares of Company Common Stock have not been tendered, Purchaser may, subject to certain conditions, have the option or be required to include a subsequent offering period of at least ten (10) business days to permit additional tenders of shares of Company Common Stock. No withdrawal rights apply to shares of Company Common Stock tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to shares of Company Common Stock previously tendered in the Offer and accepted for payment. Purchaser does not currently intend to include a subsequent offering period, although Purchaser reserves the right to do so.

      For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered shares of Company Common Stock when, as and if Purchaser gives oral or written notice to the Depositary of its acceptance for payment of the tenders of such shares of Company Common Stock. Payment for shares of Company Common Stock accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such shares of Company Common Stock (or a confirmation of a book-entry transfer of such shares of Company Common Stock into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (b) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (c) any other required documents.

      Tenders of shares of Company Common Stock made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after May 4, 2007 unless such shares of Company Common Stock have been accepted for payment as provided in the Offer to Purchase. To withdraw tendered shares of Company Common Stock, a written, telegraphic or facsimile transmission notice of withdrawal with respect to such shares of Company Common Stock must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the shares of Company Common Stock to be withdrawn, the number of shares of Company Common Stock to be withdrawn and the name of the registered holder of the shares of Company Common Stock, if different from that of the person who tendered such shares of Company Common Stock. If the shares of Company Common Stock to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of shares of Company Common Stock tendered by an Eligible Institution (as defined in the Offer to Purchase)) must be submitted prior to the release of such shares of Company Common Stock. In addition, such notice must specify, in the case of shares of Company Common Stock tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the shares of Company Common Stock to be withdrawn or, in the case of shares of Company Common Stock tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares of Company Common Stock.

      The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

      The Company has agreed to provide Purchaser with the Company's stockholder list and security position listing for the purpose of disseminating the Offer to Purchase and the related Letter of Transmittal to holders of shares of Company Common Stock. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares of Company Common Stock and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares of Company Common Stock.

      THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

      Any questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser's expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares of Company Common Stock, stockholders are directed to contact the Depositary.

                     The Information Agent for the Offer is:

                              D.F. KING & CO., INC.

                                48 Wall Street

                            New York, New York 10005

                  Banks and Brokers call: (212)269-5550 (collect)

                     All others call toll-free: (800)949-2583

March 5, 2007